QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 10, 2013

YANDEX N.V.

Laan Copes van Cattenburch 52
The Hague, the Netherlands, 2585 GB. Tel: +31-70-3454700

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Filed as Exhibit 99.1 to this Report on Form 6-K are the Amended Articles of Association of Yandex N.V. (the "Company"), dated May 22, 2013.

Furnished as Exhibit 99.2 to this Report on Form 6-K are the unaudited condensed consolidated financial statements for the three and nine months periods ended September 30, 2013 and 2012; as Exhibit 99.3 to this Report on Form 6-K is "Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to the nine months ended September 30, 2013; and as Exhibit 99.4 to this Report on Form 6-K are certain Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable U.S. GAAP Measures.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.
By:	/s/ ALEXANDER SHULGIN Alexander Shulgin Chief Financial Officer

Date: December 10, 2013

 INDEX TO EXHIBITS

Number	Description
99.1	Amended Articles of Association of Yandex N.V., dated May 22, 2013.
99.2	Unaudited condensed consolidated financial statements for the three and nine months periods ended September 30, 2013 and 2012.
99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations with respect to the nine months ended September 30, 2013.
99.4	Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable U.S. GAAP Measures.

QuickLinks

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
SIGNATURES
INDEX TO EXHIBITS